December 5, 2007

Mail Stop 4561

Kendall Larsen
Chief Executive Officer
VirnetX, Inc.
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066

> **RE: VirnetX Holding Corporation**
> **Amendments Numbered 2, 3 and 4 to a Form SB-2**
> **Filed November 5, 16, and 21, 2007**
> **File number 333-145765**
>
> **Form 10-QSB for the three months ended September 30, 2007**
> **Filed November 15, 2007**
> **File number 0-26895**

Dear Mr. Larsen:

We have reviewed the above amendments and filing and have the following comments in that regard.

Form 10-Q for the quarterly period ended September 30, 2007

1. Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

2. In light of existence of the material weakness(es), disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Please contact Hugh Fuller at (202) 551-3853 or Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance please contact me at (202) 551-3730

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Lowell D. Ness
       Orrick, Herrington & Sutcliffe LLP
       1000 Marsh Road
       Menlo Park, CA 94025
       Facsimile number: (650) 614-7401

       Adam J. Agron
       Brownstein Hyatt Farber Schreck, P.C.
       410 17th Street, Suite 2200
       Denver, CO 80202
       Facsimile number: (303) 223-0934